

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 28, 2017

Mr. Xiao Li Xin
Chief Financial Officer
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou 510405
People's Republic of China

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-14660**

Dear Mr. Xiao:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Melissa Raminpour

                                Melissa Raminpour
                                Branch Chief
                                Office of Transportation and Leisure